Exhibit 12.1
                                                                      12/2/2004
                              GEORGIA POWER COMPANY
              Computation of ratio of earnings to fixed charges for
                     the five years ended December 31, 2003
                     and the year to date September 30, 2004

                                                                                                                           Nine
                                                                                                                           Months
                                                                                                                           Ended
                                                                                Year ended December 31,                September 30,
                                                       ------------------------------------------------------------  ---------------
                                                           1999        2000        2001         2002         2003          2004
                                                           ----        ----        ----         ----         ----          ----
                                                       -----------------------------Thousands of Dollars----------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings before income taxes                           $  896,272  $  921,857  $  976,319   $  977,583   $  998,324   $  933,183
Interest expense, net of amounts capitalized              196,953     211,409     185,231      169,417      184,138      168,666
Distributions on mandatorily redeemable
  preferred securities                                     65,774      59,104      59,104       62,553       59,675       15,839
AFUDC - Debt funds                                         12,429      23,396      13,574        8,405        5,415        5,613
                                                       ----------  ----------  -----------  ----------   ----------   -----------
Earnings as defined                                    $1,171,428  $1,215,766  $1,234,228   $1,217,958   $1,247,552   $1,123,301
                                                       ==========  ==========  ===========  ==========   ==========   ===========




FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt                             $  164,375  $  171,994  $  162,546   $  138,850   $  158,587   $  124,040
Interest on affiliated loans                                    0           0      12,389        9,793        3,194       31,232
Interest on interim obligations                            19,787      28,262      12,692        3,074            0            0
Amort of debt disc, premium and expense, net               15,127      14,257      15,106       16,108       15,598       11,617
Other interest charges                                     10,093      20,292      (3,928)       9,995       12,174        7,390
Distributions on mandatorily redeemable
  preferred securities                                     65,774      59,104      59,104       62,553       59,675       15,839
                                                       ----------  ----------  -----------  ----------   ----------   -----------
Fixed charges as defined                               $  275,156  $  293,909  $  257,909   $  240,373   $  249,228   $  190,118
                                                       ==========  ==========  ===========  ==========   ==========   ===========



RATIO OF EARNINGS TO FIXED CHARGES                           4.26        4.14        4.79         5.07         5.01         5.91
                                                             ====        ====        ====         ====         ====         ====